SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.    )*

Primus Telecommunications Group, Incorporated

(Name of Issuer)

Common Stock

(Title of Class of Securities)

741929 10

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ X ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 741929 10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) K. Paul Singh

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3,541,838*

	6.	Shared Voting Power 479,900*

	7.	Sole Dispositive Power 3,541,838*

	8.	Shared Dispositive Power 479,900*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,021,738*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 6.19%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Primus Telecommunciations Group, Incorporated
	(b)	Address of Issuer's Principal Executive Offices 1700 Old Meadow Road McLean, VA 22102

Item 2.
	(a)	Name of Person Filing K. Paul Singh
	(b)	Address of Principal Business Office or, if none, Residence Mr. Singh’s business address is 1700 Old Meadow Road, McLean, VA 22102
	(c)	Citizenship U.S.A
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 741929 10

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not Applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 4,021, 738**
(b) Percent of class: 6.19%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 3,541,838
(ii) Shared power to vote or to direct the vote 479,900
(iii) Sole power to dispose or to direct the disposition of 3,541,838
(iv) Shared power to dispose or to direct the disposition of 479,900

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

** Such amount includes: (i)2,899,023 shares owned directly by Mr. Singh; (ii) 253,217 shares issuable to Mr. Singh upon the exercise of options exercisable on or before March 1, 2003; (iii) 381,886 shares owned by members of Mr. Singh’s family; (iv) 479,900 shares held by a private foundtion of which Mr. Singh is the president and a director; and (v) 7,712 shares which are held in a 401(k) plan of which Mr. Singh is a beneficiary.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2003
Date
/s/ K. Paul Singh
Signature
K. Paul Singh/ Chairman, President and Chief Executive Officer and Director
Name/Title